SCHEDULE 1

1ST BCCW CAPITAL CORP

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15C3-1

DECEMBER 31, 2015 AND 2014

AGGREGATE INDEBTEDNESS:		2015	2014
Total Aggregate Indebtedness		-	-
NET CAPITAL			
Common Stock		$ -	$ 10
Additional Paid-in Capital		107,636	93,236
Retained Earnings / (Deficit)		(93,636)	(82,353)
Total Stockholders' equity qualified for net capital		$ 14,000	$ 10,893
DEDUCTIONS AND/OR CHARGES			
Non-Allowable assets:	Accounts Receivable	-	-
Non-Allowable assets:	Prepaid Expenses	(3,380)	(3,021)
Net Capital, as defined		$ 10,620	$ 7,872
CAPITAL REQUIREMENTS		5,000	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 5,620	$ 2,872
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0%	0%

RECONCILIATION BETWEEN AUDITED AND UNAUDITED COMPUTATION OF NET CAPITAL:

There was no difference in net capital as reported by the Company in the Company's Part IIA (unaudited) FOCUS Reports at December 31, 2015 and 2014 respectively.